SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

May 31, 2007

Commission File Number: 333-130901

MACRO BANK INC.

(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes        ___ No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes        ___ No    X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        ___ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

NEWS RELEASE

Date:	May 31, 2007

Contact for Investors:	Jorge F. Scarinci, Finance and IR Manager Phone: (5411) 5222 6730 Fax: (5411) 5222 7826 investorelations@macro.com.ar www.macro.com.ar

Banco Macro Announces Notes Offering Under Medium-term Note Program

City of Buenos Aires, Argentina, May 31, 2007 - Banco Macro S.A. (NYSE: BMA; Buenos Aires Stock Exchange: BMA) (“Banco Macro”) announced today that it has priced an offering pursuant to Rule 144A and Regulation S of the U.S. Securities Act of 1933 of US$100 million of its Argentine Peso-Linked notes due 2012, which are referred to as the “Notes.” The Notes will accrue interest at a fixed annual rate equal to 10.750% until June 7, 2012. This offering is part of a new financing program for the issuance by Banco Macro from time to time of up to US$ 400 million aggregate principal amount of debt securities outstanding at any time. The Notes were offered at a price of 100% of the principal amount. Banco Macro intends to use the net proceeds from the sale to make loans in accordance with Law No. 23,576, as amended, and Argentine Central Bank guidelines.

The Notes have not been registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This announcement is not an offer to sell or a solicitation of an offer to buy such Notes and is issued pursuant to Rule 135c of the U.S. Securities Act.

This press release is available under the “Financial Information” section, or, in the Spanish version under “Información Financiera”, of Banco Macro’s web site, www.macro.com.ar.

This press release includes statements concerning potential future events involving Banco Macro that could differ materially from the events that actually occur. The differences could be caused by a number of risks, uncertainties and factors relating to Banco Macro’s business. Banco Macro will not update any forward-looking statements made in this press release to reflect future events or developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:	May 31, 2007
MACRO BANK INC.

By: /s/
Name: Luis Cerolini
Title: Attorney-in-fact